Exhibit 99.1

E-Home, 18/F, East Tower, Building B, Dongbai Center, Yangqiao Road, Gulou District, Fuzhou City 350001, China

NOTICE OF EXTRAORDINARY GENERAL MEETING OF MEMBERS

To Be Held On July 15, 2026

NOTICE IS HEREBY GIVEN that you are cordially invited to attend an extraordinary general meeting (the “Extraordinary Meeting”) of shareholders of E-Home Household Service Holdings Limited, a Cayman Islands exempted company with limited liability (the “Company,” “E-Home,” “we,” “us,” or “our”), to be held on July 15, 2026, at 10:00 a.m., local time, at E-Home, 18/F, East Tower, Building B, Dongbai Center, Yangqiao Road, Gulou District, Fuzhou City 350001, China, to consider and if thought fit, to pass with or without amendment the following resolution:-

SPECIAL RESOLUTION

(1)	THAT, AS A SPECIAL RESOLUTION, subject to and conditional upon (i) the signing by the directors of the Company of a solvency statement in accordance with the requirements of the Companies Act (As Revised) of the Cayman Islands (the “Companies Act”); and (ii) registration by the Registrar of Companies in the Cayman Islands of a copy of the solvency statement and the minute containing the particulars required under the Companies Act with respect to the Capital Reduction (as defined below), with effect from the date on which the aforesaid conditions are fulfilled (the “Effective Date”):-

(a)	the issued share capital of the Company be reduced by cancelling the paid-up capital of the Company to the extent of US$1.24999 on each of the issued ordinary shares of a par value of US$1.25 each such that the par value of each issued ordinary shares will be reduced from US$1.25 to US$0.00001 (the “Capital Reduction”) and the amount deemed to be paid up on each issued ordinary share of the Company shall be US$0.00001 each;

(b)	immediately following the Capital Reduction, each of the authorised but unissued ordinary shares of a par value of US$1.25 each (including those arising from the Capital Reduction) be subdivided (the “Share Subdivision” and together with the Capital Reduction, the “Capital Reorganisation”) into 125,000 shares of a par value of US$0.00001 each (the “New Shares”);

(c)	the New Shares shall rank pari passu in all respects with each other and have the rights and privileges and be subject to the restrictions in respect of ordinary shares contained in the memorandum and articles of association of the Company;

(d)	immediately following the Capital Reorganisation, the authorised share capital of the Company will be changed from (a) US$1,000,020,000 divided into (x) 800,000,000 shares designated as ordinary shares with a par value of US$1.25 each and (y) 10,000,000 shares designated as preferred shares with a nominal or par value of US$0.002 each; to (b) US$1,000,020,000 divided into (x) 100,000,000,000,000 shares designated as ordinary shares with a par value of US$0.00001 each and (y) 10,000,000 shares designated as preferred shares with a nominal or par value of US$0.002 each;

(e)	the credit arising from the Capital Reduction be applied towards offsetting the accumulated losses (if any) of the Company as at the Effective Date, and the balance (if any) will be transferred to a distributable reserve account of the Company which may be utilised by the Directors as a distributable reserve in accordance with the articles of association of the Company and all applicable laws and rules including, without limitation, eliminating or setting off the accumulated losses of the Company which may arise from time to time and/or paying dividends and/or making any other distribution out of such account from time to time and all actions in relation thereto be approved, ratified and confirmed; and

(f)	any director, registered office provider or company secretary of the Company be and is hereby authorised to do all such acts, deeds and things and execute all such documents and make all such arrangements that he/she shall, in his/her absolute discretion, deem necessary or expedient to give effect and implement, or otherwise required in connection with, the Capital Reduction, the Sub-division and these resolutions, including without limitation, attending to the necessary filings with the Registrar of Companies in the Cayman Islands and with any other relevant authorities.

ORDINARY RESOLUTION

(2)	THAT:

(a)	the amendment to E-Home Household Service Holdings Limited 2025 Omnibus Equity Plan (the “2025 Plan”) to increase the number of shares available for issuance by 15,000,000 shares and to insert an “evergreen” provision that allows for an annual increase in the number of shares available for issuance under the 2025 Plan to be added on the first day of each fiscal year through and including 2034 in an amount equal to 20% of the number of our ordinary shares outstanding on the immediately preceding June 30 or such lesser amount determined by our board of directors or the compensation committee be approved, and the “First Amendment To E-Home Household Service Holdings Limited 2025 Omnibus Equity Plan” incorporating such amendment, be and are hereby adopted, approved and authorised (the “2025 Plan Amendment”);

(b)	any director, registered office provider or company secretary of the Company be and is hereby authorised to do all such acts, deeds and things and execute all such documents (including the “First Amendment To E-Home Household Service Holdings Limited 2025 Omnibus Equity Plan”) and make all such arrangements that he/she shall, in his/her absolute discretion, deem necessary or expedient to give effect and implement, or otherwise required in connection with, the 2025 Plan Amendment and these resolutions, including without limitation, attending to the necessary filings with any other relevant authorities.

The foregoing items of business are more fully described in the proxy statement accompanying this Notice. We are not aware of any other business to come before the Extraordinary Meeting.

The Board of Directors of the Company fixed 5:00 p.m., New York time on June 22, 2026 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Extraordinary Meeting or any adjourned or postponement thereof.

It is important that your shares are represented at the Extraordinary Meeting. We urge you to review the attached Proxy Statement and, whether or not you plan to attend the Extraordinary Meeting in person, please vote your shares promptly by casting your vote via the internet or, if you prefer to mail your proxy or voter instructions, please complete, sign, date, and return your proxy or vote instruction form in the pre-addressed envelope provided, which requires no additional postage if mailed in the United States. You may revoke your vote by submitting a subsequent vote over the internet or by mail before the Extraordinary Meeting, or by voting in person at the Extraordinary Meeting.

If you plan to attend the Extraordinary Meeting, please notify us of your intentions. This will assist us with meeting preparations. If your shares are not registered in your own name and you would like to attend the Extraordinary Meeting, please follow the instructions contained in the proxy materials that are being mailed to you and any other information forwarded to you by your broker, trust, bank, or other holder of record to obtain a valid proxy from it. This will enable you to gain admission to the Extraordinary Meeting and vote in person.

By Order of the Board of Directors,

/s/ Wenshan Xie
June 24, 2026	Wenshan Xie
Chairman of the Board and Chief Executive Officer

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE
Extraordinary Meeting of Members TO BE HELD ON JULY 15, 2026

This Notice and Proxy Statement are available online at https://ts.vstocktransfer.com/irhlogin/I-EHOME and please find them under the “Documents & Forms” tab. This Notice and Proxy Statement are also available online at https://www.ej111.com/

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E-Home Household Service Holdings Limited

E-Home, 18/F, East Tower, Building B, Dongbai Center, Yangqiao Road

Gulou District, Fuzhou City 350001, China

PROXY STATEMENT

This Proxy Statement and the accompanying proxy are being furnished with respect to the solicitation of proxies by the Board of Directors (the “Board”) of E-Home Household Service Holdings Limited, a Cayman Islands exempted company with limited liability (the “Company,” “we,” “us” or “our”), for the Extraordinary General Meeting of Members (the “Extraordinary Meeting”). The Extraordinary Meeting is to be held at 10:00 a.m., local time, on July 15, 2026, and at any adjournment or adjournments thereof, at E-Home, 18/F, East Tower, Building B, Dongbai Center, Yangqiao Road, Gulou District, Fuzhou City 350001, China.

We will send or make these proxy materials available to shareholders on or about June 24, 2026.

GENERAL INFORMATION

Purpose of the Extraordinary Meeting

The purposes of the Extraordinary Meeting are to seek shareholders’ approval of the following resolutions:

SPECIAL RESOLUTION

(1)	THAT, AS A SPECIAL RESOLUTION, subject to and conditional upon (i) the signing by the directors of the Company of a solvency statement in accordance with the requirements of the Companies Act (As Revised) of the Cayman Islands (the “Companies Act”); and (ii) registration by the Registrar of Companies in the Cayman Islands of a copy of the solvency statement and the minute containing the particulars required under the Companies Act with respect to the Capital Reduction (as defined below), with effect from the date on which the aforesaid conditions are fulfilled (the “Effective Date”):-

(a)	the issued share capital of the Company be reduced by cancelling the paid-up capital of the Company to the extent of US$1.24999 on each of the issued ordinary shares of a par value of US$1.25 each such that the par value of each issued ordinary shares will be reduced from US$1.25 to US$0.00001 (the “Capital Reduction”) and the amount deemed to be paid up on each issued ordinary share of the Company shall be US$0.00001 each;

(b)	immediately following the Capital Reduction, each of the authorised but unissued ordinary shares of a par value of US$1.25 each (including those arising from the Capital Reduction) be subdivided (the “Share Subdivision” and together with the Capital Reduction, the “Capital Reorganisation”) into 125,000 shares of a par value of US$0.00001 each (the “New Shares”);

(c)	the New Shares shall rank pari passu in all respects with each other and have the rights and privileges and be subject to the restrictions in respect of ordinary shares contained in the memorandum and articles of association of the Company;

(d)	immediately following the Capital Reorganisation, the authorised share capital of the Company will be changed from (a) US$1,000,020,000 divided into (x) 800,000,000 shares designated as ordinary shares with a par value of US$1.25 each and (y) 10,000,000 shares designated as preferred shares with a nominal or par value of US$0.002 each; to (b) US$1,000,020,000 divided into (x) 100,000,000,000,000 shares designated as ordinary shares with a par value of US$0.00001 each and (y) 10,000,000 shares designated as preferred shares with a nominal or par value of US$0.002 each;

(e)	the credit arising from the Capital Reduction be applied towards offsetting the accumulated losses (if any) of the Company as at the Effective Date, and the balance (if any) will be transferred to a distributable reserve account of the Company which may be utilised by the Directors as a distributable reserve in accordance with the articles of association of the Company and all applicable laws and rules including, without limitation, eliminating or setting off the accumulated losses of the Company which may arise from time to time and/or paying dividends and/or making any other distribution out of such account from time to time and all actions in relation thereto be approved, ratified and confirmed; and

(f)	any director, registered office provider or company secretary of the Company be and is hereby authorised to do all such acts, deeds and things and execute all such documents and make all such arrangements that he/she shall, in his/her absolute discretion, deem necessary or expedient to give effect and implement, or otherwise required in connection with, the Capital Reduction, the Sub-division and these resolutions, including without limitation, attending to the necessary filings with the Registrar of Companies in the Cayman Islands and with any other relevant authorities.

ORDINARY RESOLUTION

(2)	THAT:

(a)	the amendment to E-Home Household Service Holdings Limited 2025 Omnibus Equity Plan (the “2025 Plan”) to increase the number of shares available for issuance by 15,000,000 shares and to insert an “evergreen” provision that allows for an annual increase in the number of shares available for issuance under the 2025 Plan to be added on the first day of each fiscal year through and including 2034 in an amount equal to 20% of the number of our ordinary shares outstanding on the immediately preceding June 30 or such lesser amount determined by our board of directors or the compensation committee be approved, and the “First Amendment To E-Home Household Service Holdings Limited 2025 Omnibus Equity Plan” incorporating such amendment, be and are hereby adopted, approved and authorised (the “2025 Plan Amendment”);

(b)	any director, registered office provider or company secretary of the Company be and is hereby authorised to do all such acts, deeds and things and execute all such documents (including the “First Amendment To E-Home Household Service Holdings Limited 2025 Omnibus Equity Plan”) and make all such arrangements that he/she shall, in his/her absolute discretion, deem necessary or expedient to give effect and implement, or otherwise required in connection with, the 2025 Plan Amendment and these resolutions, including without limitation, attending to the necessary filings with any other relevant authorities.

The Board recommends a vote FOR the resolutions.

Will there be any other items of business on the agenda?

The Board is not aware of any other matters that will be presented for consideration at the Extraordinary Meeting. Nonetheless, in case there is an unforeseen need, the accompanying proxy gives discretionary authority to the persons named on the proxy with respect to any other matters that might be brought before the Extraordinary Meeting or at any postponement or adjournment of the Extraordinary Meeting. Those persons intend to vote that proxy in accordance with their judgment.

Who is entitled to vote at the Extraordinary Meeting?

Only shareholders of record of our Ordinary Shares of a par value of US$1.25 each, as of 5:00 p.m., New York time on June 22, 2026 (the “Record Date”) are entitled to notice and to vote at the Extraordinary Meeting and any adjournment or postponement thereof. On the Record Date, no preferred shares were issued and outstanding.

Each fully paid ordinary share is entitled on a poll to one vote on each matter properly brought before the Extraordinary Meeting. The enclosed proxy card or voting instruction card shows the number of shares you are entitled to vote at the Extraordinary Meeting.

Shareholder of Record: Shares Registered in Your Name

If on the Record Date your shares were registered directly in your name with the Company, then you are a shareholder of record. As a shareholder of record, you may vote in person at the Extraordinary Meeting or vote by proxy. Whether or not you plan to attend the Extraordinary Meeting, to ensure your vote is counted, we encourage you to vote either by Internet or by filling out and returning the enclosed proxy card.

Beneficial Owner: Shares Registered in the Name of a Broker or Bank

If on the Record Date your shares were held in an account at a brokerage firm, bank, dealer, or other similar organization, then you are the beneficial owner of shares held in “street name” and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered the shareholder of record for purposes of voting at the Extraordinary Meeting. As the beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account. Your broker will not be able to vote your shares unless your broker receives specific voting instructions from you. We strongly encourage you to vote.

What constitutes a quorum and how will votes be counted?

The Extraordinary Meeting will be held if at least two shareholders entitled to vote and representing not less than one-third (1/3) of the votes attached to all the voting shares of the Company then in issue are present, either in person or by proxy. Abstentions will be counted as entitled to vote for purposes of determining a quorum. Broker non-votes and abstentions will not be taken into account in determining the outcome of the proposal. In the event that there are not sufficient votes for a quorum, the Extraordinary Meeting may be adjourned or postponed in order to permit the further solicitation of proxies.

Votes Required

How many votes are required to approve a proposal?

Assuming a quorum as referenced above is reached:

Proposal 1 will be approved if the resolution approving such Proposals is passed by a majority of not less than two-thirds of votes cast by the shareholders entitled to vote at the Extraordinary Meeting, in person or by proxy.

Proposal 2 will be approved if the resolution approving such Proposals is passed by a simple majority of the votes cast by the shareholders entitled to vote at the Extraordinary Meeting, in person or by proxy.

Only shares that are voted are taken into account in determining the proportion of votes cast for the proposals. Any shares not voted (whether by abstention, broker non-vote or otherwise) will not impact the vote.

How do I vote?

Your shares may only be voted at the Extraordinary Meeting if you are entitled to vote and present in person or are represented by proxy. Whether or not you plan to attend the Extraordinary Meeting, we encourage you to vote by proxy to ensure that your shares will be represented.

You may vote using any of the following methods:

●	By Internet. You may vote by using the Internet in accordance with the instructions included in the proxy card. The Internet voting procedures are designed to authenticate shareholders’ identities, to allow shareholders to vote their shares and to confirm that their instructions have been properly recorded.

●	By Mail. Shareholders of record as of the Record Date may submit proxies by completing, signing and dating their proxy cards and mailing them in the accompanying pre-addressed envelopes. If you return your signed proxy but do not indicate your voting preferences, your shares will be voted on your behalf “FOR” each of the Proposals. Shareholders who hold shares beneficially in street name may provide voting instructions by mail by completing, signing and dating the voting instruction forms provided by their brokers, banks or other nominees and mailing them in the accompanying pre-addressed envelopes.

●	By Fax. You may vote by proxy by marking the enclosed proxy card, dating and signing it, and faxing it according to the fax number provided on the enclosed proxy.

●	In person at the Extraordinary Meeting. Shares held in your name as the shareholder of record may be voted in person at the Extraordinary Meeting or at any postponement or adjournment of the Extraordinary Meeting. Shares held beneficially in street name may be voted in person only if you obtain a legal proxy from the broker, bank or nominee that holds your shares giving you the right to vote the shares. Even if you plan to attend the Extraordinary Meeting, we recommend that you also submit your proxy or voting instructions by mail or Internet so that your vote will be counted if you later decide not to attend the Extraordinary Meeting.

Revoking Your Proxy

Even if you execute a proxy, you retain the right to revoke it and to change your vote by notifying us at any time but no later than two hours before the commencement of the meeting or adjourned or postponed meeting, at which the proxy is voted. Mere attendance at the meeting will not revoke a proxy. Such revocation may be effected by following the instructions for voting on your proxy card or vote instruction form. Unless so revoked, the shares represented by proxies, if received in time, will be voted in accordance with the directions given therein. However, if you are shareholder of record, delivery of a proxy would not preclude you from attending and voting in person at the meeting convened and in such event, the proxy shall be deemed to be revoked.

If the Extraordinary Meeting is postponed or adjourned for any reason, at any subsequent reconvening of the Extraordinary Meeting, all proxies will be voted in the same manner as the proxies would have been voted at the original convening of the Extraordinary Meeting (except for any proxies that have at that time effectively been revoked or withdrawn), even if the proxies had been effectively voted on the same or any other matter at a previous Extraordinary Meeting that was postponed or adjourned.

Proxy Solicitation Costs

We will bear the entire cost of this solicitation of proxies, including the preparation, assembly, printing, and mailing of the proxy materials that we may provide to our shareholders. Copies of solicitation material will be provided to brokerage firms, fiduciaries and custodians holding shares in their names that are beneficially owned by others so that they may forward the solicitation material to such beneficial owners. We may solicit proxies by mail, and the officers and employees of the Company, who will receive no extra compensation therefore, may solicit proxies personally or by telephone. The Company will reimburse brokerage houses and other nominees for their expenses incurred in sending proxies and proxy materials to the beneficial owners of shares held by them.

PROPOSAL NO. 1 – IN RESPECT OF CAPITAL REORGANISATION

Purpose of Capital Reorganisation

Subject to all requirements prescribed by the Companies Act (As Revised) of the Cayman Islands (the “Companies Act”) relating to capital reductions being complied with, as a special resolution, to approve the Capital Reorganisation (as defined below), as follows:

(a)	the issued share capital of the Company be reduced by cancelling the paid-up capital of the Company to the extent of US$1.24999 on each of the issued ordinary shares of a par value of US$1.25 each such that the par value of each issued ordinary shares will be reduced from US$1.25 to US$0.00001 (the “Capital Reduction”) and the amount deemed to be paid up on each issued ordinary share of the Company shall be US$0.00001 each;

(b)	immediately following the Capital Reduction, each of the authorised but unissued ordinary shares of a par value of US$1.25 each (including those arising from the Capital Reduction) be subdivided (the “Share Subdivision” and together with the Capital Reduction, the “Capital Reorganisation”) into 125,000 shares of a par value of US$0.00001 each (the “New Shares”);

(c)	the New Shares shall rank pari passu in all respects with each other and have the rights and privileges and be subject to the restrictions in respect of ordinary shares contained in the memorandum and articles of association of the Company;

(d)	immediately following the Capital Reorganisation, the authorised share capital of the Company will be changed from (a) US$1,000,020,000 divided into (x) 800,000,000 shares designated as ordinary shares with a par value of US$1.25 each and (y) 10,000,000 shares designated as preferred shares with a nominal or par value of US$0.002 each; to (b) US$1,000,020,000 divided into (x) 100,000,000,000,000 shares designated as ordinary shares with a par value of US$0.00001 each and (y) 10,000,000 shares designated as preferred shares with a nominal or par value of US$0.002 each;

(e)	the credit arising from the Capital Reduction be applied towards offsetting the accumulated losses (if any) of the Company as at the Effective Date, and the balance (if any) will be transferred to a distributable reserve account of the Company which may be utilised by the Directors as a distributable reserve in accordance with the articles of association of the Company and all applicable laws and rules including, without limitation, eliminating or setting off the accumulated losses of the Company which may arise from time to time and/or paying dividends and/or making any other distribution out of such account from time to time and all actions in relation thereto be approved, ratified and confirmed; and

(f)	any director, registered office provider or company secretary of the Company be and is hereby authorised to do all such acts, deeds and things and execute all such documents and make all such arrangements that he/she shall, in his/her absolute discretion, deem necessary or expedient to give effect and implement, or otherwise required in connection with, the Capital Reduction, the Subdivision and these resolutions, including without limitation, attending to the necessary filings with the Registrar of Companies in the Cayman Islands and with any other relevant authorities.

It is noted that the Companies (Amendment) Act, 2024 of the Cayman Islands (the “Amendment Act”), which amended the Companies Act, came into force on 1 January 2026. Amongst other things, the Amendment Act allows companies limited by shares or by guarantee to reduce their share capital without the need for court approval by passing a special resolution supported by a solvency statement (the “Solvency Statement”) signed by a director no more than 30 days before the date on which the special resolution is passed (the “New Capital Reduction Regime”). Under the Amendment Act, “solvency statement” is defined as “a statement made in the prescribed form to the effect that a full enquiry into the company’s affairs has been made and to the best of the directors’ knowledge and belief the company will be able to pay its debts as they fall due in the ordinary course of business commencing on the date of the statement.”

The Board consider it to be in the best interests of the Company to present the Capital Reorganisation to the shareholders at the Extraordinary Meeting to approve the Capital Reorganisation so that the Company may proceed with the Capital Reorganisation as set out in Proposal 1, and to create flexibility for future corporate actions as the Board determines to be in the best interests of the Company and its shareholders.

It is noted that the Board of the Company, in accordance with the requirements of the New Capital Reduction Regime, have determined that, after having made a full enquiry into the affairs of the Company, to the best of their knowledge and belief, the Company is and will be able to pay its debts as they fall due in the ordinary course of business. The Board will sign a Solvency Statement in connection with the proposed Capital Reorganisation pursuant to section 14A of the Companies Act no more than thirty days before the date of the Extraordinary Meeting.

If approved at the Extraordinary Meeting, the Company will be required to deliver to the Registrar of Companies in the Cayman Islands (the “Registrar”) a copy of the Solvency Statement and a minute showing certain information in respect of Capital Reorganisation (the “Minute”), in each case, as required pursuant to section 14B of the Companies Act, within fifteen (15) days of the passing of this Proposal No. 1. The Capital Reorganisation will then take effect on the date on which the Solvency Statement and Minute is registered by the Registrar under section 14B of the Companies Act.

If approved at the Extraordinary Meeting, the Capital Reorganisation will be implemented simultaneously, and in a proportionate manner equally, for all Ordinary Shares of the Company. The Capital Reorganisation will affect all Shareholders uniformly and will have no effect on the proportionate holdings of any individual Shareholder’s beneficial ownership in the Company.

The primary purpose of the Capital Reorganisation is to reduce the par value of each issued share to US$0.00001, which will (i) offset the accumulated losses of the Company as at the effective date of the Capital Reorganisation (if any), thereby reducing the accumulated losses of the Company; (ii) provide greater flexibility to the Company to declare dividends and/or to undertake any corporate exercise which requires the use of distributable reserves in the future, subject to the Company’s performance and when the Directors consider that it is appropriate to do so, (iii) allow the Company to increase the market price through share consolidation in the future, if necessary, so as to comply with the requirements under the Nasdaq Listing Rule 5550(a)(2) which requires that listed shares maintain a minimum bid price of US$1.00 per share, and (iv) provide greater flexibility to the Company in the pricing for any issue of new shares in the future.

SHAREHOLDERS SHOULD NOT DESTROY ANY SHARE CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

Banks, brokers or other nominees will be instructed to effect the Capital Reorganisation for their beneficial holders holding shares in “street name.” However, these banks, brokers or other nominees may have different procedures from those that apply to registered shareholders for processing the Capital Reorganisation. If a shareholder holds shares with a bank, broker or other nominee and has any questions in this regard, shareholders are encouraged to contact their bank, broker or other nominee.

Vote Required

Assuming that a quorum is present, the affirmative vote of a majority of not less than two-thirds of votes cast by the shareholders entitled to vote at the Extraordinary Meeting, in person or by proxy, is required to approve Proposal 1.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE APPROVAL OF PROPOSAL No. 1 Capital Reorganisation.

PROPOSAL NO. 2 – IN RESPECT OF THE AMENDMENT TO THE 2025 PLAN

The discussion of the 2025 Plan, as set forth in this proxy statement is qualified in its entirety by reference to the 2025 Plan, which sets forth the terms of the 2025 Plan. A copy of the 2025 Plan is filed as an exhibit to the Company’s registration statement on Form S-8 filed with the SEC on June 25, 2025 and is hereby incorporated by reference into this proxy statement.

General

Our shareholders are asked to approve an amendment to the Company’s 2025 Plan (the “2025 Plan Amendment”) to increase the number of ordinary shares subject to the 2025 Plan from 14,400 (reflecting the Company’s 1-for-25 reverse stock split effected in March 2026) to 15,014,400 and to insert an “evergreen” provision that allows for an annual increase in the number of ordinary shares available for issuance under the 2025 Plan to be added on the first day of each fiscal year through and including 2035 in an amount equal to 20% of the number of our ordinary shares outstanding on the immediately preceding June 30 or such lesser amount determined by our board of directors or the Compensation Committee, by way of adoption of the “First Amendment To E-Home Household Service Holdings Limited 2025 Omnibus Equity Plan”. The 2025 Plan was originally adopted on June 25, 2025.

As of the record date, there were outstanding options to purchase an aggregate of 1,200 ordinary shares were outstanding, outstanding and unvested restricted stock units of 0 shares, and 1,200 shares remaining available for grants of future awards under the 2025 Plan.

On June 25, 2025, the Board approved the 2025 Plan Amendment, subject to shareholder approval, to increase the number of ordinary shares reserved for issuance by 15,000,000, thereby increasing the total number of shares issuable under the 2025 Plan from 14,400 (reflecting the Company’s 1-for-25 reverse stock split effected in March 2026) to 15,014,400, and to insert an “evergreen” provision that allows for an annual increase in the number of shares available for issuance under the 2025 Plan to be added on the first day of each fiscal year through and including 2034 in an amount equal to 20% of the number of ordinary shares outstanding on the immediately preceding June 30 or such lesser amount determined by the Board or the Compensation Committee. A copy of 2025 Plan Amendment is attached to this proxy statement as Annex A. If the shareholders approve the 2025 Plan Amendment, it will become effective on the day of the Extraordinary Meeting.

The following summary briefly describes the principal features of the 2025 Plan and is qualified in its entirety by reference to the full text of the 2025 Plan.

Description of the 2025 Plan

Purpose. The 2025 Plan was adopted to attract, retain, and motivate key personnel by providing equity-based incentive compensation opportunities aligned with the interests of the Company’s shareholders. The 2025 Plan is designed to serve as a comprehensive equity compensation framework, replacing and supplementing prior equity incentive arrangements, including the Company’s 2022 Share Incentive Plan, 2023 Share Incentive Plan, and 2024 Omnibus Equity Plan, under which limited or no shares remain available for future grants. The 2025 Plan authorizes the grant of various forms of equity-based awards to eligible participants, as further described below.

Eligibility. The 2025 Plan provides that awards may be granted to employees, consultants, and directors of the Company and its affiliates. In addition, individuals who are reasonably expected to become employees, consultants, or directors after the receipt of awards and who are designated by the Administrator are also eligible to participate. In selecting participants, the Administrator may consider such factors as the individual’s office or position held, degree of responsibility for and contribution to the growth and success of the Company, length of service, promotions, and potential.

Award Types. The 2025 Plan authorizes the Administrator to grant the following types of awards, either alone or in combination:

●	Incentive Share Options (ISOs), which are intended to qualify under Section 422 of the U.S. Internal Revenue Code;

●	Non-Qualified Share Options (NQSOs);

●	Share Appreciation Rights (SARs);

●	Restricted Stock awards;

●	Unrestricted Stock awards, and

●	Restricted Stock Units (RSUs).

Share Available under the 2025 Plan. The 2025 Plan authorizes the issuance of an aggregate of 14,400 ordinary shares of the Company (reflecting the Company’s and 1-for-25 reverse stock split effected in March 2026). On June 24, 2025, the Company registered these shares on Form S-8 for issuance pursuant to the 2025 Plan. Shares subject to awards that are forfeited, cancelled, expire unexercised, or are settled in cash rather than shares will generally become available again for issuance under the 2025 Plan, subject to the terms and conditions set forth therein.

Plan Administration. The 2025 Plan is administered by the Board or a committee designated by the Board (the “Administrator”). The Company’s Compensation Committee has historically served in this capacity. The Administrator has full authority to select participants, determine the types and amounts of awards, establish the terms and conditions of awards (including vesting schedules, exercise prices, and performance criteria), interpret the 2025 Plan and award agreements, and make all determinations necessary or advisable for the administration of the 2025 Plan. Decisions of the Administrator are final and binding on all participants.

Term. The 2025 Plan has a term of ten (10) years from the date of its adoption by the Board, unless earlier terminated by the Board. No awards may be granted under the 2025 Plan following its expiration or termination; however, awards outstanding at the time of termination will continue in accordance with their terms. The Board may amend, alter, suspend, or terminate the 2025 Plan at any time, provided that no such action may materially and adversely impair the rights of a participant under an outstanding award without such participant’s written consent, except as required by applicable law.

SHAREHOLDERS SHOULD NOT DESTROY ANY SHARE CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

Banks, brokers or other nominees will be instructed to effect the 2025 Plan Amendment for their beneficial holders holding shares in “street name.” However, these banks, brokers or other nominees may have different procedures from those that apply to registered shareholders for processing the 2025 Plan Amendment. If a shareholder holds shares with a bank, broker or other nominee and has any questions in this regard, shareholders are encouraged to contact their bank, broker or other nominee.

Vote Required

Assuming that a quorum is present, the affirmative vote of a simple majority of the votes cast by the shareholders entitled to vote at the Extraordinary Meeting, in person or by proxy, is required to approve Proposal 2.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE APPROVAL OF PROPOSAL No. 2 THE AMENDMENT TO THE 2025 PLAN.

OTHER MATTERS

Our Board is not aware of any business to come before the Extraordinary Meeting other than those matters described above in this Proxy Statement. However, if any other matters should properly come before the Extraordinary Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons voting the proxies.

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is VStock Transfer, LLC. Its address is 18 Lafayette Place, Woodmere, New York 11598, and its telephone number is +1(212) 828-8436.

Where You Can Find More Information

We file annual report and other documents with the SEC under the Exchange Act. Our SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

June 24, 2026	By Order of the Board of Directors

/s/ Wenshan Xie
Wenshan Xie Chairman of the Board and Chief Executive Officer

Annex A

Form of

First Amendment to

E-Home Household Service Holdings Limited

2025 Omnibus Equity Plan

This First Amendment to E-Home Household Service Holdings Limited 2025 Omnibus Equity Plan (this “Amendment”) is executed effective the ___ day of _____, 2026 (the “Effective Date”) by E-Home Household Service Holdings Limited, a Cayman Islands exempted company with limited liability (the “Company”).

BACKGROUND

A. The E-Home Household Service Holdings Limited 2025 Omnibus Equity Plan was adopted on June 25, 2025 (the “Plan”) (capitalized terms not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Plan).

B. The Company now desires to amend the Plan to (i) increase the aggregate number of shares of ordinary that may be issued under the Plan from 14,400 Shares (reflecting the Company’s 1-for-25 reverse stock split effected on March 30, 2026) to 15,014,400 Shares and (ii) to insert an “evergreen” provision that allows for an annual increase in the number of shares available for issuance under the Plan to be added on the first day of each fiscal year through and including 2034 in an amount equal to 20% of the number of ordinary shares outstanding on the immediately preceding June 30 or such lesser amount determined by our Board or the Committee, as set forth herein.

AMENDMENT

Now, Therefore, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Plan is amended as follows:

1.	Section 1.5(a)(i) of the Plan is hereby amended and restated in its entirety to read as follows:

“(a) Shares Available for Issuance.

(i)   Reserve. The Stock issuable under the Plan shall be Shares of authorized but unissued or reacquired Stock, including Shares repurchased by the Corporation and held by the Corporations treasury shares. The maximum number of Shares available for issuance under the Plan shall be 15,014,400 Shares, plus an annual increase on the first day of each fiscal year beginning July 1, 2027 and ending on and including July 1, 2034 equal to the lesser of (A) twenty percent (20%) of the Shares outstanding on the final day of the immediately preceding calendar year, and (B) such smaller number of Shares as determined by the Board or the Committee.”

2.	Section 9.26 of the Plan is hereby amended and restated in its entirety to read as follows:

“Shares or Stock shall mean ordinary shares of the Corporation, par value $0.00001 per share, as adjusted from time to time including, without limitation, by way of any reclassification, reverse or forward share split, split-up, spin-off, combination or exchange of shares etc.”

3.	In all other respects, the Plan shall remain unchanged.

[Remainder of Page Left Blank Intentionally.]

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In Witness Whereof, the Company’s undersigned duly authorized officer has signed this First Amendment to E-Home Household Service Holdings Limited 2025 Omnibus Equity Plan.

E-Home Household Service Holdings Limited

By:
Name:	Wenshan Xie
Title:	Chief Executive Officer
Date:

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